EXHIBIT 99.6
Notice to ASX/LSE

Shareholdings of persons discharging managerial
responsibility (PDMR) / Key Management Personnel (KMP)
10 May 2024
As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio
Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).
Rio Tinto Equity Incentive Plan 2018 (EIP)
Performance Share Awards (PSA)
Performance Share Awards (PSA) are granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The 2024 PSA will be measured against two Performance Conditions, a Total Shareholder Return (TSR) measure and a decarbonisation related measure, after three years followed by a two-year holding period.
Consistent with the terms of our remuneration policy, the following PDMRs / KMPs were awarded the following share awards on 9 May 2024:

	Rio Tinto plc	Rio Tinto Limited
PDMR	No. of shares awarded as PSA	No. of shares awarded as PSA
Stausholm, Jakob	120,232
Cunningham, Peter	71,195
Baatar, Bold	65,431
Barrios, Alfredo	67,756
Kaufman, Sinead		49,145
Pécresse, Jérôme	66,928
Trott, Simon		52,091
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London
Stock Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com
Notice to ASX/LSE2 / 2